UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

FREESCALE SEMICONDUCTOR HOLDINGS I, LTD.

(Name of Issuer)

Common Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

G3727Q 101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3727Q 101	13G	Page 2 of 3 Pages

(1)	Names of reporting persons Freescale Holdings L.P.
(2)	Check the appropriate box if a member of a group	(a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 205,671,482*
(7) Sole dispositive power 0
(8) Shared dispositive power 205,671,482*
(9)	Aggregate amount beneficially owned by each reporting person 205,671,482*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See instructions)	☐
(11)	Percent of class represented by amount in Row 9 80.5%†
(12)	Type of reporting person (See instructions) PN

*	Includes 9,534,587 common shares subject to a currently exercisable warrant.
†

The calculation of the foregoing percentage is based on 245,835,050 outstanding common shares as of January 27, 2012 as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 of Freescale Semiconductor Holdings I, Ltd. as filed on February 3, 2012.

CUSIP No. G3727Q 101	13G	Page 3 of 3 Pages

(1)	Names of reporting persons Freescale Holdings GP, Ltd.
(2)	Check the appropriate box if a member of a group	(a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 205,671,482*
(7) Sole dispositive power 0
(8) Shared dispositive power 205,671,482*
(9)	Aggregate amount beneficially owned by each reporting person 205,671,482*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See instructions)	☐
(11)	Percent of class represented by amount in Row 9 80.5%†
(12)	Type of reporting person (See instructions) OO

*	Includes 9,534,587 common shares subject to a currently exercisable warrant.
†

The calculation of the foregoing percentage is based on 245,835,050 outstanding common shares as of January 27, 2012 as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 of Freescale Semiconductor Holdings I, Ltd. as filed on February 3, 2012.

Item 1(a).	Name of Issuer.

Freescale Semiconductor Holdings I, Ltd. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

6501 William Cannon Dr. West
Austin, Texas 78735

Item 2(a).	Name of Person Filing.

Freescale Holdings L.P. and Freescale Holdings GP, Ltd. (collectively, the “Reporting Persons”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2012, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

Item 2(c).	Citizenship.

Each of the Reporting Persons is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities.

Common Shares, par value $0.01 per share (the “Common Shares”)

Item 2(e).	CUSIP Number.

G3727Q 101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 205,671,482 Common Shares directly held by Freescale Holdings L.P. (“Freescale LP”). Freescale LP is controlled by its general partner, Freescale Holdings GP, Ltd. (“Freescale GP”).

Each of the Blackstone Funds (as defined below), the TPG Funds (as defined below), the Permira Funds (as defined below) and the Carlyle Funds (as defined below) (collectively, the “GP Funds”) holds Class A limited partnership interests in Freescale LP, and each is an indirect, equal owner of Freescale GP, in each case through such GP Fund’s affiliated funds. The GP Funds exercise control over Freescale GP and collectively have the right to appoint a majority of its board of directors. On the basis of these relationships, each of Freescale GP and the GP Funds may be deemed a beneficial owner of the Common Shares beneficially owned by Freescale LP.

The Blackstone Funds hold 250 shares of Freescale Holdings GP, Ltd., representing 25% of the total shares outstanding, as follows: (i) 88 shares held by Blackstone Capital Partners (Cayman) V L.P. (“BCP V”); (ii) 82 shares held by Blackstone Capital Partners (Cayman) V-A L.P. (“BCP V-A”); (iii) 70 shares held by BCP (Cayman) V-S L.P. (“BCP V-S”); (iv) 7 shares held by Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (“BFIP V-SMD”); (v) 2 shares held by Blackstone Family Investment Partnership (Cayman) V L.P. (“BFIP V”); and (vi) 1 share held by Blackstone Participation Partnership (Cayman) V L.P. (“BPP V” and, together with BCP V, BCP V-A, BCP V-S, BFIP V-SMD and BFIP V, the “Blackstone Funds”).

The Permira Funds hold 250 shares of Freescale Holdings GP, Ltd., representing 25% of the total shares outstanding, as follows: (i) 196 shares held by Permira IV L.P. 2 (“P IV 2”); (ii) 49 shares held by P4 Sub L.P. 1 (“P4 1”); (iii) 4 shares held by Permira Investments Limited (“PIL”); and (iv) 1 share held by P4 Co-Investment L.P. (“P4 Co-Investment” and, together with P IV 2, P4 1, and PIL, the “Permira Funds” ).

The Carlyle Funds hold 250 shares of Freescale GP, representing 25% of the total shares outstanding, as follows: (i) 167 shares held by Carlyle Partners IV Cayman, L.P. (“CP IV”); (ii) 33 shares held by CEP II Participations S.à r.l. SICAR (“CEP II P”); (iii) 27 shares held by Carlyle Asia Partners II, L.P. (“CAP II”); (iv) 14 shares held by Carlyle Japan Partners, L.P. (“CJP”); (v) 7 shares held by CP IV Coinvestment Cayman, L.P. (“CP IV Co-Investment”); (vi) 1 share held by CAP II Co-Investment, L.P. (“CAP II Co-Investment”).; and (vii) 1 share held by CJP Co-Investment, L.P. (“CJP Co-Investment” and, together with CP IV, CEP II P, CAP II, CJP, CP IV Co-Investment, and CAP II Co-Investment, the “Carlyle Funds”).

The TPG Funds hold 250 shares of Freescale GP including (i) 75 shares held by TPG Partners IV-AIV, L.P. (“Partners IV”), (ii) 174.17 shares held by TPG Partners V-AIV, L.P. (“Partners V”), (iii) 0.46 shares held by TPG FOF V-A, L.P. (“TPG FOF A”) and (iv) 0.27 shares held by TPG FOF V-B, L.P. (“TPG FOF B” and, together with Partners IV, Partners V and TPG FOF A, the “TPG Funds”).

The joint filing of this Schedule 13G is made by the Reporting Persons pursuant to Rule 13d-1(k)(1) and each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.” Each of the GP Funds disclaims beneficial ownership of the reported securities, and the filing of this Schedule 13G shall not be deemed an admission that any GP Fund is the beneficial owner of the reported securities for any purpose.

(b) Percent of class:

The Freescale Semiconductor Holdings I, Ltd. Annual Report on Form 10-K for the fiscal year ended December 31, 2011 as filed on February 3, 2012, indicated that there were 245,835,050 outstanding Common Shares as of January 27, 2012. Based on this number of outstanding Common Shares, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 80.5% of the total number of outstanding Common Shares.

(c) Number of Shares as to which the Reporting Person has:

Freescale Holdings L.P.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 205,671,482

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 205,671,482

Freescale Holdings GP, Ltd.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 205,671,482

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 205,671,482

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

FREESCALE HOLDINGS L.P.

By: Freescale Holdings GP, Ltd., general partner

/s/ Jonathan A. Greenberg
Name: Jonathan A. Greenberg
Title: Authorized Signatory

FREESCALE HOLDINGS GP, LTD.

/s/ Jonathan A. Greenberg
Name: Jonathan A. Greenberg
Title: Authorized Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated February 14, 2012, by and among Freescale Holdings L.P. and Freescale Holdings GP, Ltd.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common shares of Freescale Semiconductor Holdings I, Ltd. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2012.

FREESCALE HOLDINGS L.P.

By: Freescale Holdings GP, Ltd., general partner

/s/ Jonathan A. Greenberg
Name: Jonathan A. Greenberg
Title: Authorized Signatory

FREESCALE HOLDINGS GP, LTD.

/s/ Jonathan A. Greenberg
Name: Jonathan A. Greenberg
Title: Authorized Signatory